UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043071

No Act
P.E. 1-8-07

January 17, 2007

Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/17/2007

Re: Lehman Brothers Holdings Inc.
Incoming letter dated January 8, 2007

Dear Mr. Milloy:

This is in response to your letter dated January 8, 2007, which we received on January 10, 2007, concerning the shareholder proposal submitted to Lehman Brothers by Free Enterprise Action Fund. On January 11, 2007, we issued our response expressing our informal view that Lehman Brothers could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

RECD S.E.C.
JAN 2 4 2007

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Jeffrey A. Welikson
Vice President and Secretary
Lehman Brothers Holdings Inc.
1301 Avenue of the Americas, 5th Floor
New York, NY 10019

PROCESSED
FEB 0 6 2007 E
THOMSON
FINANCIAL

806085

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

January 8, 2007

RECEIVED
2007 JAN 10 PM 12:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lehman Brothers Holdings Inc.; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX") in follow-up response to the January 4, 2007 letter from Lehman Brothers Holdings Inc. ("Lehman" or the "Company") regarding the above-captioned shareowner proposal.

First, FEAOX reiterates the arguments made in its December 12, 2007 response to Lehman's request for a no-action letters from the Staff.

With respect to arguments Lehman makes in its January 4, 2007 letter, the Proposal clearly addresses a significant social policy issue – controversy over reform of the Sarbanes-Oxley Act ("SOX") of 2002. The Proposal does not seek to address Lehman's ordinary business operations and Lehman has yet to explain how the Proposal supposedly seeks to do so. Moreover, the Proposal only requests a report about the costs and benefits of SOX. The report – as the Proposal expressly states – is for the benefit of shareholders. The Proposal does not intend to involve Lehman in any political or legislative debate. Shareholders have the right to know how laws impact their investment and Lehman is the unique repository of such information.

We respectfully request that the Staff reject Lehman's request for a "no-action" letter. If we can provide additional information, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Cc: Jeffrey A. Welikson, Lehman Brothers Holdings Inc.